HEXCEL CORPORATION
                             281 Tresser Boulevard
                              Stamford, CT 06901




                                                     August 1, 2005





BY EDGAR

Ms. Jennifer Hardy
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549-0404

                         RE: Hexcel Corporation--Registration Statement on Form S-3 (File No. 333-126511)

Dear Ms. Hardy:

               Pursuant to Rule 461 of the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form S-3 (File No. 333-126511), as amended, be accelerated by the Securities and Exchange Commission to 3:00 p.m. Eastern Standard Time on August 3, 2005 or as soon as practicable thereafter.

               Hexcel Corporation (the "Company") hereby acknowledges:

         o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               We request that we be notified of such effectiveness by a telephone call to Byron Dailey of Skadden, Arps, Slate, Meagher & Flom LLP at
(212) 735-3509 and that such effectiveness be confirmed in writing.




                                              Very truly yours,


                                              By: /s/ Ira J. Krakower
                                                  -------------------
                                                  Name:  Ira J. Krakower
                                                  Title: Senior Vice President